

Miranda Gohh · 3rd

Associate Producer at Davenport Theatrical Enterprises

New York City Metropolitan Area · Contact info

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Davenport Theatrical Enterprises

Wesleyan University

About

Miranda Gohh is a producer originally from Providence, RI. She is currently the Associate Producer at Davenport Theatrical Enterprises. Previously, she served as the Company Manager at New York City Center with MTC from 2019-2021 and the Producing Fellow from 2018-2019. Miranda has also worked with companies such as Arena Stage, The Playwrights Realm, Goodspeed Musicals, and Trinity Repertory Company. She is the found ...see more

Activity

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Experience

Associate Producer
Davenport Theatrical Enterprises
Sep 2021 - Present · 11 mos

Founder
Theatre Producers of Color
Dec 2020 - Present · 1 yr 8 mos
New York City Metropolitan Area

Theatre Producers of Color (TPOC) is a multifaceted collective of theatremakers joined together in support of the next generation of BIPOC producers by providing access to education, training ...see more

Theatre Producers of Color Announce BIPOC Producing 101 Course

Founding Member
The Industry Standard Group
Aug 2020 - Present · 2 yrs

The Industry Standard Group (TISG) is a multicultural commercial investment and producing organization aiming to make theatre accessible, inclusive, and more equitable. ...see more

International Theatermakers Award Manager
The Playwrights Realm
Sep 2020 - Oct 2021 · 1 yr 2 mos

Manhattan Theatre Club
3 yrs 2 mos
Greater New York City Area

- **Company Manager**
  Jul 2019 - Sep 2021 · 2 yrs 3 mos
- **Producing Fellow**
  Aug 2018 - Jun 2019 · 11 mos

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Education

Wesleyan University
Bachelor's Degree, Art History Major, Economics Minor
2013 - 2017

Activities and societies: Women's Varsity Ice Hockey Team, Second Stage Theater

Williston Northampton School
2009 - 2013
Activities and societies: Student Council President, Varsity Cross Country, Varsity Ice Hockey, Varsity Softball, Tour Guide

Skills

Online Marketing
13 endorsements

Social Media Marketing
12 endorsements

Social Media
10 endorsements

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Honors & awards

The Gatchell and Neufeld Award
Issued by The Broadway League · Apr 2022

$3k grant issued to a producer or manager to further their Broadway career.

Seventh Player Award
Issued by Wesleyan Women's Ice Hockey Team · Mar 2015

Awarded to a player who embodies the ideals of a good teammate and whose contributions were an essential element to the team culture

Digital Wesleyan Summer Internship Grant
Issued by Digital Wesleyan · Apr 2014

$3k grant issued by Wesleyan's tech alumni network. 200 applicants, 10 recipients.

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Languages

English
Native or bilingual proficiency

Italian
Elementary proficiency

Spanish
Professional working proficiency

Interests

Companies Groups Schools

Major League Baseball
261,716 followers

Unigo
8,827 followers

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